Exhibit 2(a)

Contact:  Electronic Retailing Systems International, Inc.
          Bruce F. Failing, Jr., CEO
          Jerry McAuliffe, CFO
          203-849-2500


FOR IMMEDIATE RELEASE


Electronic Retailing Systems International, Inc.
Completes Exchange of 13-1/4% Senior Discount Notes



Norwalk, CT - July 6, 2000 - Electronic Retailing Systems International, Inc. ("ERS") (OTC BB:ERSI) announced that it has completed the private exchange of $76,418,000 principal amount at maturity of its 13-1/4% Senior Discount Notes due February 1, 2004 (the "Old Notes") for an aggregate of $13,755,240 in cash, approximately $5,000,000 principal amount of 10% Guaranteed Secured Notes due August 1, 2001 issued by ERS (the "10% Notes"), approximately $5,000,000 principal amount of 8% Guaranteed Secured Notes due August 1, 2004 issued by ERS (the "8% Notes") and 39,985 shares of ERS' newly-created Series A-1 Convertible Preferred Stock, $100 per share liquidation value (the "Preferred Stock").

The notes submitted for exchange represent 100% of the outstanding Old Notes. The 10% Notes and 8% Notes issued will accrue interest at the stated rates, payable semi-annually in additional notes of the same series, are guaranteed by ERS' subsidiaries and are secured by the assets of ERS and its subsidiaries.

Shares of Preferred Stock will not entitle the holder to dividend or, except in limited circumstances, voting rights. The Preferred Stock entitles the holder to a liquidation preference in the stated amount and, subject to specified exceptions, is subject to automatic conversion, in the event ERS subsequently consummates certain equity transactions, into the same securities offered in such transactions and at the same price, payable by application of the liquidation preference of the Preferred Stock.

The securities issued in the exchange have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold absent registration or an applicable exemption from the registration requirements of said Act and applicable state securities laws.